SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 0-08076

A. Full title of the plan and the address of the plan, if

different from that of the issuer named below:

SOUTHERN COMMUNITY BANCORP EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

38 Fountain Square Plaza, Cincinnati, Ohio 45263

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIFTH THIRD BANCORP

38 Fountain Square Plaza, Cincinnati, Ohio 45263

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23	Independent Auditors’ Consent

Exhibit 99	Financial Statements for the years ended December 31, 2002 and 2003 and Supplemental Schedule as of December 31, 2003 for the Southern Community Bancorp Employees’ Savings and Profit Sharing Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Fifth Third Bank, as Administrator for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN COMMUNITY BANCORP EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

By:	FIFTH THIRD BANK, an Ohio banking corporation, as Administrator

By:	/s/ PAUL L. REYNOLDS
Paul L. Reynolds, Executive Vice President, Secretary and General Counsel

Date: March 22, 2005